FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-81598

For the month of June 2002.
Total number of pages:  59

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation, dated May 31, 2002, of Notice of Convocation of the 11th Ordinary General Meeting of Shareholders.
2.	English translation of report to shareholders regarding the 11th fiscal year of NTT DoCoMo, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 4, 2002	By:	/s/ MASAYUKI HIRATA Masayuki Hirata Executive Vice President and Chief Financial Officer

Exhibit 1

[Translation]

(Note: This English translation is provided solely for convenience of overseas shareholders. In case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

May 31, 2002

To Shareholders

NTT DoCoMo, Inc.
11-1, Nagatacho 2-chome
Chiyoda-ku, Tokyo
Keiji Tachikawa
President and Represenative Director

NOTICE OF CONVOCATION OF
THE 11th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 11th Ordinary General Meeting of Shareholders of the Company will be held as described below. You are cordially invited to attend the General Meeting.

Particulars

1. Date and Time:	Thursday, June 20, 2002 at 10:00 a.m.

2. Place of the Meeting:	Goshiki-no-ma, Goshiki 2nd Floor
Akasaka Prince Hotel
1-2, Kioi-cho Chiyoda-ku, Tokyo

3.  Matters to be dealt with at the Meeting:

Matters to be reported:

Report on Business Report and Statement of Income for the 11th Fiscal Year (from April 1, 2001 to March 31, 2002) and Balance Sheet as of March 31, 2002

Matters to be resolved:

First Item of Business:	Approval of proposed appropriation of retained earnings for the 11th Fiscal Year

Second Item of Business:	Reduction of additional paid-in capital Summary of this item appears in the “Reference Document Pertaining to Exercise of Voting Rights” on page 3 to follow.

Third Item of Business:	Repurchase of shares Summary of this item appears in the “Reference Document Pertaining to Exercise of Voting Rights” on page 3 to follow.

Fourth Item of Business:	Partial amendment to the Articles of Incorporation Summary of this item appears in the “Reference Document Pertaining to Exercise of Voting Rights” on pages 4-8 to follow.

Fifth Item of Business:	Election of 27 Directors

Sixth Item of Business:	Election of 2 Corporate Auditors

Seventh Item of Business:	Award of retirement benefits payment to retiring Directors and Corporate Auditors

Financial Statements and certified copy of Independent Auditor’s Report required to be attached to this Notice are as stated in the attached “Report for the 11th Fiscal Year” (from page 2 to page 36).

If you attend the General Meeting in person, please present the enclosed voting form to the receptionist at the General Meeting.

2

Reference Document Pertaining to Exercise of Voting Rights

        1.  Total number of voting rights held by all shareholders:

10,035,816 voting rights

2. Items of Business and Matters for Reference:

First Item of Business:    Approval of Proposed Appropriation of Retained Earnings for the 11th Fiscal Year

The proposal for appropriation of retained earnings of the Company for this fiscal year is as stated in the “Report for the 11th Fiscal Year” (page 33) attached hereto.

It is proposed to dispose of a part of the general reserve because the Company recorded a net loss for this fiscal year due to the impairment loss of shares of affiliates with respect to, among others, foreign companies in which the Company invested.

As the Company will see the “10th anniversary of commencement of business” in July 2002, it is proposed to declare a memorial dividend of ¥500 in addition to the ordinary dividend of ¥500 to show appreciation for the support of shareholders; therefore, the aggregate amount of the year-end dividend will be ¥1,000 per share.

As a result, the aggregate amount of the annual dividends for this fiscal year will be ¥1,500 per share, including the interim dividend paid in November 2001.

Second Item of Business:    Reduction of Additional Paid-in Capital

Pursuant to the provisions of Paragraph 2 of Article 289 of the Commercial Code of Japan, it is proposed to reduce the amount of the additional paid-in capital by ¥1 trillion out of the current amount of ¥1,292,385,011,245 for the purpose of repurchase of shares stated in the third item of business of flexible development of capital policy in the future and of security of source available for dividend payouts.

Third Item of Business:    Repurchase of Shares

In connection with the stock-for-stock exchanges between the Company and each of the eight regional DoCoMo subsidiaries to make preparation for possible adoption of the consolidated tax returns system and to improve the overall group value by unifying development of its business and financing strategies, it is proposed to repurchase up to 1,000,000 shares of common stock of the Company and up to an aggregate repurchase price of ¥500,000 million, during the term between the close of this Ordinary General Meeting of Shareholders and the close of the next following Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan in order to transfer treasury shares, in lieu of issuing new shares, to the respective shareholders of the regional DoCoMo subsidiaries, which shall become wholly-owned subsidiaries of the Company.

This item of business is on the condition that the second item of business, “Reduction of Additional Paid-in Capital” is approved and passed.

3

Fourth Item of Business:    Partial Amendment to the Articles of Incorporation

1.  Reasons for Amendments

(1)
As the “Law Concerning Partial Amendments, Etc. of the Commercial Code, Etc. of Japan” (Law No.79 of 2001) became effective on October 1, 2001, amendments such as abolition of par value shares, organization of rights of holders of fractional shares were made. In line with these amendments, it is proposed to delete the provisions related to par value shares and the provisions related to holders of fractional shares and to make amendments to the provisions related to the quorum for election of Directors and Corporate Auditors.

(2)
As the “Law Concerning Partial Amendments to the Commercial Code, Etc. of Japan” (Law No.128 of 2001) became effective on April 1, 2002, preparation of corporate documents in electronic format has been permitted; the stock acquisition right system was established and necessary arrangements were made to the provisions related to convertible bonds which were in effect before such amendments to the Commercial Code of Japan. In line with these amendments, it is proposed to make arrangements for provisions which enable the Company to prepare the minutes of general meetings of shareholders, the shareholders’ register and the ledger of fractional shares in electronic formats and to delete the provisions related to dividends for shares issued upon conversion of convertible bonds under the Commercial Code of Japan which were in effect before the amendment.

(3)
As the “Law Concerning the Partial Amendments to the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code Related to Audit, Etc. of Joint Stock Corporation (Kabushiki Kaisha)” (Law No.149 of 2001) became effective on May 1, 2002, the term of office of Corporate Auditors has been extended to four (4) years. In line with this amendment, it is proposed to make arrangement to the provision related to the term of office of Corporate Auditors.

2.  Contents of Amendments

The contents of amendments are as follows:

(Provisions proposed to be amended are italicized.)

Present	Proposed amendments

(Total Number of Shares to be Issued, Par Value of Each Par Value Share, Non-issuance of Fractional Share Certificates)	(Total Number of Shares to be Issued)

Article 5.	Article 5.

1. (Omitted)	1. (Same as present)

2. The par value of each par value share to be issued by the Company shall be fifty thousand yen (¥50,000).	2. (To be deleted)

3. No certificate for fractional shares shall be issued by the Company.	3. (To be deleted)

4

Present	Proposed amendments

(Rights of Holders of Fractional Shares)	(To be deleted)

Article 6.

1. The holders of fractional shares in the Company shall be entitled to dividends and interim dividends.

2.  In addition to the entitlement referred to in the preceding paragraph, the holders of fractional shares shall also be entitled, subject to resolution of the Board of Directors, to new shares, convertible bonds and bonds with warrants to subscribe for new shares when the same is offered to shareholders (including beneficial shareholders; the same is applicable hereinafter).

(Transfer Agent)	(Transfer Agent)

Article 7.	Article 6.

1. (Omitted)	1. (Same as present)

2. (Omitted)	2. (Same as present)

3.  The shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter) and the ledger of fractional shares of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, entry in the ledger of fractional shares, delivery of share certificates, purchase of fractional shares and any other matters relating to shares and fractional shares shall be handled by the transfer agent, and not by the Company.

3.  The shareholders’ register (including the beneficial shareholders’ register; the same is applicable hereinafter) and the ledger of fractional shares of the Company shall be kept at the place of business of the transfer agent, and the registration of transfers of shares, entry or record in the ledger of fractional shares, delivery of share certificates, purchase of fractional shares and any other matters relating to shares and fractional shares shall be handled by the transfer agent, and not by the Company.

(Share Handling Regulations)	(Share Handling Regulations)

Article 8.  The Share Handling Regulations established by the Board of Directors shall govern the denominations of share certificates issued by the Company, the registration of transfers of shares, entry in the ledger of fractional shares, delivery of share certificates, purchase of fractional shares and any other procedures for matters relating to shares and fractional shares as well as the fees therefor.

Article 7.  The Share Handling Regulations established by the Board of Directors shall govern the denominations of share certificates issued by the Company, the registration of transfers of shares, entry or record in the ledger of fractional shares, delivery of share certificates, purchase of fractional shares and any other procedures for matters relating to shares and fractional shares as well as the fees therefor.

5

Present	Proposed amendments

(Record Date)	(Record Date)

Article 9.	Article 8.

1.  The Company defines that those shareholders whose names have been entered in the last shareholders’ register as at the close of accounts of each year shall be the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for that accounting period.

1.  The Company defines that those shareholders whose names have been entered or recorded in the last shareholders’ register as at the close of accounts of each year shall be the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders to be held for that accounting period.

2.  In addition to the preceding paragraph, the Company may, if necessary, define upon prior public notice given subject to resolution of the Board of Directors that those shareholders or pledgees or those holders of fractional shares whose names have been entered in the last shareholder’s register or in the last ledger of fractional shares as at a specific date shall be the shareholders or pledgees or the holders of fractional shares entitled to exercise their rights.

2.  In addition to the preceding paragraph, the Company may, if necessary, define upon prior public notice given subject to resolution of the Board of Directors that those shareholders or pledgees or those holders of fractional shares whose names have been entered or recorded in the last shareholder’s register or recorded in the last ledger of fractional shares as at a specific date shall be the shareholders or pledgees or the holders of fractional shares entitled to exercise their rights.

Article 10. to Article 13. (Omitted)	Article 9. to Article 12. (Same as present)

(Minutes of General Meeting of Shareholders)	(Minutes of General Meeting of Shareholders)

Article 14.  The substance and results of the proceedings of a general meeting of shareholders shall be stated in minutes, and the chairman at the meeting and the Directors present shall affix their respective names and seals to such minutes.

Article 13.  The substance and results of the proceedings of a general meeting of shareholders shall be stated or recorded in minutes, and the chairman at the meeting and the Directors present shall affix their respective names and seals or electronic signature to such minutes.

Article 15. (Omitted)	Article 14. (Same as present)

6

Present	Proposed amendments

(Manner in Which Directors are Elected)	(Manner in Which Directors are Elected)

Article 16.	Article 15.

1.  Directors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall represent one-third ( 1/3) or more of shares of voting stock in the total number of issued and outstanding shares.

1.  Directors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third ( 1/3) or more of the voting rights held by all shareholders.

2. (Omitted)	2. (Same as present)

Article 17. to Article 21. (Omitted)	Article 16. to Article 20. (Same as present)

(Manner in Which Corporate Auditors are Elected)	(Manner in Which Corporate Auditors are Elected)

Article 22.  Corporate Auditors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall represent one-third ( 1/3) or more of shares of voting stock in the total number of issued and outstanding shares.

Article 21.  Corporate Auditors of the Company shall be elected by a resolution passed by a majority vote of the shareholders present at a general meeting of shareholders who shall hold voting rights representing in aggregate one-third ( 1/3) or more of the voting rights held by all shareholders.

(Term of Office)	(Term of Office)

Article 23.	Article 22.

1.  The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within three (3) years after their assumption of office.

1.  The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of accounts within four (4) years after their assumption of office.

2. (Omitted)	2. (Same as present)

Article 24. to Article 26. (Omitted)	Article 23. to Article 25. (Same as present)

(Dividends)	(Dividends)

Article 27.  Dividends of the Company shall be paid to the shareholders or registered pledgees or the holders of fractional shares whose names have been entered in the last shareholders’ register or in the last ledger of fractional shares as at the close of accounts of each business year.

Article 26.  Dividends of the Company shall be paid to the shareholders or registered pledgees or the holders of fractional shares whose names have been entered or recorded in the last shareholders’ register or in the last ledger of fractional shares as at the close of accounts of each business year.

7

Present	Proposed amendments

(Interim Dividends)	(Interim Dividends)

Article 28.  The Company may, subject to resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees or the holders of fractional shares whose names have been entered in the last shareholders’ register or in the last ledger of fractional shares as of September 30 of each year.

Article 27.  The Company may, subject to resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees or the holders of fractional shares whose names have been entered or recorded in the last shareholders’ register or in the last ledger of fractional shares as of September 30 of each year.

Article 29. (Omitted)	Article 28. (Same as present)

(Dividends on Shares issued upon Conversion of Convertible Bonds)

Article 30.  The initial dividends and interim dividends on shares issued upon conversion of convertible bonds shall be paid, assuming that the conversion took place on April 1 if such conversion request is made during the period from April 1 to September 30 or on October 1 if such conversion request is made during the period from October 1 to March 31 of the following year.
(To be deleted)

(Newly Provided)	(Supplementary Provision)

Notwithstanding the provisions of Article 22, the term of office of Corporate Auditors holding office before the close of the ordinary general meeting of shareholders held with respect to the next following closing of accounts on or after May 1, 2002 shall be three (3) years.

This supplementary provision shall be deleted at the close of the ordinary general meeting of shareholders held with respect to the next following closing of accounts on or after May 1, 2002.

8

Fifth Item of Business:    Election of 27 Directors

The terms of office of all Directors (27 Directors) will expire at the close of this General Meeting. Therefore, it is proposed that 27 Directors be elected.

The candidates for Directors are as follows:

Candidate Number	Name (Date of Birth)	History and Positions	Number of NTT DoCoMo Shares Owned
1	Keiji Tachikawa (May 27, 1939)	Keiji Tachikawa joined NTT Public Corporation in 1962. He became a Senior Executive Vice President of NTT in 1996. He also became a Senior Executive Vice President of our company in 1997. He has served as the President and Chief Executive Officer of our company since 1998 and as a Representative Director of our company since 1997.	93

2	Shiro Tsuda (Oct 5, 1945)	Shiro Tsuda joined NTT Public Corporation in 1970. He became a Senior Vice President of our company in 1996 and an Executive Vice President of our company in 1998. He has served as a Senior Executive Vice President of our company and as a Senior Executive Manager, Network Division since 2001 and a Director of our company since 1996.	68

3	Toyotaro Kato (May 14, 1940)	Toyotaro Kato joined The Ministry of Posts and Telecommunications in 1965. He became a Counselor of Showa Electric Wire & Cable Co., Ltd. in 1996 and an Executive Vice President of our company in 1998. He has served as an Executive Vice President of our company and General Manager of the Kanagawa Branch since 2001 and as a Director of our company since 1998.	43

4	Masao Nakamura (Nov 11, 1944)	Masao Nakamura joined NTT Public Corporation in 1969. He became a General Manager of the Saitama Branch of NTT in 1996. He also became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 1999. He has served as an Executive Vice President of our company and Senior Executive Manager of the Mobile Multimedia Division since 2001 and as a Director of our company since 1998.	37

9

Candidate Number	Name (Date of Birth)	History and Positions	Number of NTT DoCoMo Shares Owned
5	Kimio Tani (Mar 7, 1947)	Kimio Tani joined NTT Public Corporation in 1970. He became a Senior Vice President of our company in 1998 and an Executive Vice President of our company in 2001. He has served as an Executive Vice President of our company and Executive Manager of the Corporate Strategy Planning Department since 2001 and as a Director of our company since 1998.	33

6	Masayuki Hirata (Jul 30, 1947)	Masayuki Hirata joined NTT Public Corporation in 1970. He became an Executive Manager of Department IV of NTT in 1999, a Senior Vice President of our company in 2000 and an Executive Vice President of our company in 2001. He has served as an Executive Vice President of our company and Executive Manager of the Accounts and Finance Department since 2001 and as a Director of our company since 2000.	13

7	Kota Kinoshita (Jan 2, 1947)	Kota Kinoshita joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1998. He has served as a Senior Vice President of our company and Senior Executive Manager of the Research and Development Division since 2001 and as a Director of our company since 1998. He also has served as the President of DoCoMo Technology since 2001.	27

8	Kunio Ishikawa (Sept 2, 1948)	Kunio Ishikawa joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 1999. He has served as a Senior Vice President of our company and Executive Manager of the Personnel Development Department since 2000 and as a Director of our company since 1999.	29

9	Kunio Ushioda (Sept 22, 1946)	Kunio Ushioda joined NTT Public Corporation in 1969. He became a Senior Vice President of NTT East in 1999 and a Senior Vice President of our company in 2000. He has served as a Senior Vice President of our company and Senior Executive Manager of the Corporate Marketing Division since 2001 and as a Director of our company since 2000.	10

10

Candidate Number	Name (Date of Birth)	History and Positions	Number of NTT DoCoMo Shares Owned
10	Noboru Inoue (Nov 6, 1948)	Noboru Inoue joined NTT Public Corporation in 1971. He became a Senior Vice President of our company in 2000. He has served as a Senior Vice President of our company and Executive Manager of the Marketing Planning Department since 2001 and as a Director of our company since 2000.	12

11	Hideaki Yumiba (Mar 15, 1948)	Hideaki Yumiba joined NTT Public Corporation in 1972. He became a Senior Vice President of our company in 2000. He has served as a Senior Vice President of our company and Executive Manager of the Core Network Development Department since 2000 and as a Director of our company since 1998.	30

12	Kunito Abe (Aug 18, 1945)	Kunito Abe joined The Ministry of Posts and Telecommunications in 1968, the Telecommunications Advancement Organizations of Japan in 1995 and became a Senior Vice President of our company in 1998. He has served as a Senior Vice President of our company and General Manager of the Shibuya Branch since 2001 and as a Director of our company since 1998.	57

13	Kei-ichi Enoki (Mar 15, 1949)	Kei-ichi Enoki joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2000. He has served as a Senior Vice President of our company and Senior Executive Manager of the i-mode Business Division since 2001 and as a Director of our company since 2000.	31

14	Yasuhiro Kadowaki (Apr 30, 1948)	Yasuhiro Kadowaki joined NTT Public Corporation in 1971. He became an Executive Manager of the General Affairs Department of NTT West in 1999 and a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company and Deputy Senior Executive Manager of the Corporate Marketing Division since 2001 and as a Director of our company since 2001.	9

15	Yoshiaki Aigami (Oct 3, 1949)	Yoshiaki Aigami joined NTT Public Corporation in 1972. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company and Executive Manager of the Network Planning Department since 2001 and as a Director of our company since 2001. He also has served as the Chairman of In-Tunnel Cellular Association since 2001.	10

11

Candidate Number	Name (Date of Birth)	History and Positions	Number of NTT DoCoMo Shares Owned
16	Takanori Utano (Sept 20, 1949)	Takanori Utano joined NTT Public Corporation in 1974. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company and Executive Manager of the Radio Network Development Department since 2001 and as a Director of our company since 2001.	11

17	Kiyoyuki Tsujimura (Jan 11, 1950)	Kiyoyuki Tsujimura joined NTT Public Corporation in 1975. He became a Senior Vice President of our company in 2001. He has served as a Senior Vice President of our company and Executive Manager of the Global Business Department since 2001 and as a Director of our company since 2001.	36

18	Shunichi Tamari (Jan 10, 1949)	Shunichi Tamari joined NTT Public Corporation in 1971. He became a Senior Vice President of NTT DoCoMo Hokuriku in 1999. He has served as an Executive Vice President since 2001 and as a Representative Director since 1999 of NTT DoCoMo Hokuriku.	20

19	Tamon Mitsuishi (Apr 22, 1949)	Tamon Mitsuishi joined NTT Public Corporation in 1974. He has served as a Senior Vice President and a Director of NTT DoCoMo Kansai since 2000.	5

20	Toshiharu Nishigaichi (July 11, 1949)	Toshiharu Nishigaichi joined NTT Public Corporation in 1972. He has served as a Director of NTT DoCoMo Chugoku since 1999.	36

21	Takashi Sakamoto (Jan 13, 1949)	Takashi Sakamoto joined NTT Public Corporation in 1973. He has served as an Executive Manager of the Public Relations Department of our company since 2001.	5

22	Shuro Hoshizawa (Jun 17, 1949)	Shuro Hoshizawa to joined NTT Public Corporation in 1973. He has served as a Senior Manager, Corporate Strategy Planning Department of NTT East since 1999.	5

23	Minoru Hyuga (Sept 2, 1950)	Minoru Hyuga joined NTT Public Corporation in 1973. He has served as an Executive Manager of the Information Systems Department of our company since 2000.	25

24	Eiji Hagiwara (Nov 1, 1950)	Eiji Hagiwara joined NTT Public Corporation in 1975. He has served as an Executive Manager of the System Service Department of our company since 2001.	7

25	Yoshiaki Noda (May 4, 1949)	Yoshiaki Noda joined NTT Public Corporation in 1974. He has served as an Executive Manager of the Agency Management Department of our company since 2000.	5

26	Hideki Niimi (Feb 26, 1951)	Hideki Niimi joined NTT Public Corporation in 1976. He has served as an Executive Manager of the Mobile Multimedia Planning Department of our company since 2000.	6

27	Masayuki Yamamura (Mar 30, 1953)	Masayuki Yamamura joined NTT Public Corporation in 1978. He has served as a General Manager of Department I of NTT since 1999.	5

(Notes)
1.
Mr. Kota Kinoshita is the President and Representative Director of DoCoMo Technology, Inc., which has a business relationship with the Company concerning various services such as system development and research and development assistance, lease of offices, payment of charge for using various systems, etc.

2.	Mr. Yoshiaki Aigami is the Chairman of In-Tunnel Cellular Incorporated Association which has a business relationship with the Company concerning installation and maintenance and payment of charge.
3.
Mr. Shunichi Tamari is the Managing Director and Representative Director of NTT DoCoMo Hokuriku, Inc., which engages in businesses that falls under the same category as those of the Company and has a business relationship with the Company concerning entrustment of services lease of telecommunications facilities, etc.

4.	Mr. Masayuki Yamamura satisfies the requirements of an Outside Director stipulated in Item 7-2 of paragraph 2 of Article 188 of the Commercial Code of Japan.

12

Sixth Item of Business:    Election of 2 Corporate Auditors

The term of office of 2 Corporate Auditors, namely Messrs. Kenichi Matsumura and Hiroyuki Moriyama, will expire at the close of this General Meeting. Therefore, to fill these vacancies, it is proposed that 2 Corporate Auditors be elected. The candidates therefor, whom the Board of Corporate Auditors has given approval, are as follows:

Candidate Number	Name (Date of Birth)	History and Positions	Number of NTT DoCoMo Shares Owned

1	Shinichi Nakatani (Aug 31, 1943)	Shinichi Nakatani joined NTT Public Corporation in 1966. He became a Senior Vice President and a Director of our company in 1995. He has served as an Executive Vice President of NTT Advanced Technology Corporation since 1998.	5

2	Kiyomi Kamiya (May 7, 1945)	Kiyomi Kamiya joined NTT Public Corporation in 1968. He became a Senior Vice President of NTT DoCoMo Hokuriku in 1993. He has served as a Senior Executive Vice President and a Representative Director of NTT DoCoMo Kyushu since 1999.	29

(Note)
Mr. Kiyomi Kamiya is Senior Executive Vice President and Representative Director of NTT DoCoMo Kyushu, Inc., which engages in businesses that falls under the same as those of the Company and has a business relationship with the Company concerning entrustment of services and lease of telecommunications facilities, etc.

13

Seventh Item of Business:    Award of Retirement Benefits Payment to Retiring Directors and Corporate Auditors

It is proposed that retirement benefits payment to be awarded to 12 persons, namely Mr. Norioki Morinaga, former Senior Executive Vice President and Representative Director, who passed away on October 10, 2001; and Mr. Koji Ohboshi, Chairman and Representative Director, Mr. Ryuji Murase, Senior Executive Vice President and Representative Director, Mr. Yoshinori Uda, Senior Executive Vice President and Representative Director, Mr. Hideki Nomura, Executive Vice President, Mr. Nobuharu Ono, Executive Vice President, Mr. Itsuki Tomioka, Executive Vice President, Mr. Eisuke Sugiyama, Senior Vice President, Mr. Kenichi Aoki, Senior Vice President and Mr. Yoshihiro Yoshioka, Senior Vice President, all of who will retire at the close of this Ordinary General Meeting of Shareholders due to expiration of the full term of office; and Mr. Ken-ichi Matsumura, Corporate Auditor, and Hiroyuki Moriyama, Corporate Auditor who will resign at the close of this Ordinary General Meeting of Shareholders, in order to compensate for their services during the term of office, within a reasonable range in amount to be determined in accordance with the prescribed standard of the Company.

The determination of, among other things, amounts, payment date and methods is proposed to be entrusted to the Board of Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring Corporate Auditors.

The Company has the prescribed internal standard concerning retirement benefits for Directors and Corporate Auditors, by which the amount of retirement benefits may be clearly calculated, and which is available for inspection to shareholders.

The personal history of each of the retiring Directors and Corporate Auditors is as follows:

Name	History

Kouji Ohboshi	Kouji Ohboshi became the President and Chief Executive Officer in 1992. He has served as the Chairman since 1998 and a Representative Director of our company since 1992.

14

Name	History
Norioki Morinaga
Norioki Morinaga became a Senior Vice President of our company in 1993, an Executive Vice President of our company in 1996 and a Senior Executive Vice President of our company in 1998. He had been a Director of our company since 1993.

He died in 2001.

Ryuji Murase	Ryuji Murase has served as a Senior Executive Vice President of our company since 1998 and a Representative Director of our company since 1998.

Yoshinori Uda	Yoshinori Uda has served as a Senior Executive Vice President of our company since 1999 and a Representative Director of our company since 1999.

Hideki Nomura	Hideki Nomura became a Senior Vice President of our company in 1996. He has served as an Executive Vice President of our company since 1998 and a Director of our company since 1996.

Nobuharu Ono	Nobuharu Ono has served as an Executive Vice President of our company since 2000 and a Director of our company since 2000.

Itsuki Tomioka	Itsuki Tomioka became a Senior Vice President of our company in 1998. He has served as an Executive Vice President of our company since 2000 and a Director of our company since 1998.

Eisuke Sugiyama	Eisuke Sugiyama has served as a Senior Vice President of our company since 1997 and a Director of our company since 1997.

Kenichi Aoki	Kenichi Aoki has served as a Senior Vice President of our company since 1998 and a Director of our company since 1998.

Yoshihiro Yoshioka	Yoshihiro Yoshioka has served as a Senior Vice President of our company since 1999 and a Director of our company since 1999.

Ken-ichi Matsumura	Ken-ichi Matsumura has served as a Corporate Auditor since 1999.

Hiroyuki Moriyama	Hiroyuki Moriyama has served as a Corporate Auditor since 2000.

15

Exhibit 2

[Translation]

(Note:  This English translation is provided solely for the convenience of our overseas shareholders. In case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

Report for the 11th Fiscal Year
For the Year From April 1, 2001 to March 31, 2002

Dear shareholders:

We are pleased to inform you of our business results for the 11th fiscal term (from April 1, 2001 to March 31, 2002).

During this term, as the mobile communications market entered a transition phase from rapid expansion to stable growth, the Company steadily implemented new services at the forefront of mobile technology, including the launch of FOMA, the world’s first commercial third-generation mobile communications system, while reinforcing its core businesses and promoting mobile multimedia services.

As a consequence of these efforts, the total cellular subscriber count of NTT DoCoMo and its regional subsidiaries exceeded 40 million, among which the number of “i-mode” subscribers reached over 32 million, which lead to gains in both operating revenues and recurring income. However, net income was limited to ¥800 million as special losses of ¥812.8 billion were incurred due to drops in the enterprise values of the Company’s overseas investee affiliates.

While we regret any concern caused to our shareholders, we believe that our global expansion efforts have shown concrete progress towards our original goals. Following the launch of “i-mode” in Germany and the Netherlands through our investee affiliate earlier this year, the introduction of “i-mode” service in Belgium is planned for this summer. If we continue to facilitate our collaboration with our partners in this manner and smoothly expand “i-mode” and third-generation systems overseas, we believe our overseas investments will generate sufficient value over the mid-to-long term.

Going forward, we plan to reflect changes in the mobile communications market by shifting our management focus from revenues to profitability. At the same time, we are committed to maximizing our enterprise value by making utmost efforts to expand our business domain and strengthen our financial position while pursuing our three growth strategies of “multimedia”, “ubiquity” and “globalization”. We greatly appreciate your continued support.

May 2002

By:	/s/ KEIJI TACHIKAWA
Keiji Tachikawa President and CEO

BUSINESS REPORT    For the year from April 1, 2001 to March 31, 2002

The term “FY” hereinafter stands for ‘fiscal year”

I.    Business Overview

1.  Developments and Results of Operations

(1)  General Business Conditions

Severe business conditions persisted in Japan throughout the fiscal year ended March 31, 2002 (hereinafter referred to as “Fiscal 2001”), with a deteriorating unemployment rate, falling income, continued weakness in personal spending, and substantial reductions in corporate earnings and capital investments.

Despite the overall sluggishness, the wireless communications market continued to expand, driven by the popularity of wireless Internet access services, including DoCoMo’s “i-mode” service. The national aggregate number of cellular and PHS subscriptions in Japan exceeded 74.81 million at the end of March 2002, or a penetration rate (subscriptions per population) of 58%. The number of net additional subscribers during this period, however, was limited to only about 80% of the number of additional subscribers in the previous year, demonstrating that the market has entered a transition phase from rapid expansion to stable growth. In the meantime, competition among wireless carriers has intensified as foreign capital entered the Japanese market, and each carrier continuously introduced various services and tariff packages.

•	Number of Cellular and PHS Subscribers over the Past Four Fiscal Years

	8th fiscal term (FY1998)	9th fiscal term (FY1999)	10th fiscal term (FY2000)	11th fiscal term (FY2001)
	(unit: thousand subscribers)
NTT DoCoMo Group subscribers	25,245	30,797	37,838	42,705
Total subscribers in Japan *	47,310	56,849	66,785	74,819

*	Source: The Telecommunications Carriers Association

To quickly respond to these changes in the market, in addition to reinforcing its core businesses, DoCoMo endeavored to expand its business domain by steadily implementing new businesses centered on its three major growth strategies: its “multimedia” strategy focused on moving “from voice to non-voice”, its “ubiquity” strategy focused on incorporating “anything mobile”, and its “globalization” strategy focused on expanding “from domestic to international” markets.

To further promote mobile multimedia, DoCoMo undertook measures to enrich its “i-mode” services. At the same time, as part of its efforts to cultivate new businesses, DoCoMo introduced a new location information service for corporations, “DLP service”, which takes advantage of Global Positioning System (GPS) signals. DoCoMo’s solutions business for corporate customers was strengthened in collaboration with a wide range of business partners, and a new automobile multimedia service was also developed.

DoCoMo started the world’s first IMT-2000, or 3G, mobile communications system, using W-CDMA technology, on an introductory basis on May 30, 2001, and on a fully commercialized basis in the Tokyo area from October 1, 2001. DoCoMo has gradually expanded the coverage of its 3G network since then.

To facilitate globalization, DoCoMo has transferred technical and business know-how pertaining to “i-mode” services and IMT-2000 to its overseas investee affiliates. As a consequence, E-Plus Mobilfunk GmbH & Co. KG (“E-Plus”) of Germany, a subsidiary of KPN Mobile N.V. (“KPN Mobile”) of the Netherlands, launched “i-mode” services in Germany on March 16, 2002.

In January 2002, the Company’s board of directors resolved to conduct a five-for-one stock split through the issuance of new shares on May 15, 2002, as well as to apply to list its shares on the New York Stock Exchange and London Stock Exchange in order to enhance share liquidity, improve the convenience of investors, and increase its options for fund raising. The Company’s shares were listed on the two exchanges on March 1, 2002.

Recognizing environmental issues as one of its most immediate and ongoing managerial concerns, DoCoMo has undertaken a number of measures to alleviate the burdens it imposes on the environment, including, among others, collection and recycling of used cellular phones, use of an “e-billing” service through which customers are informed of the amount of their bill on home pages or via e-mail instead of paper, as well as construction of environment-friendly buildings. In February 2002, DoCoMo received ISO14001 certification at all levels of its organization, including its branch offices. It also received an extremely high ranking in eco-efficiency from Innovest Strategic Value Advisors, Inc., a New York-based international investment research firm, in its rating of the world’s top telecommunications companies in June 2001.

As a result of the foregoing, consumer use of “i-mode” services expanded significantly and the number of cellular phone subscribers increased, which led to gains in both operating revenues and recurring profit. However, after an appraisal of the fair value of the shares of its investee affiliates in accordance with accounting standards for financial instruments, DoCoMo decided to recognize impairment losses from its investments in companies such as AT&T Wireless Services, Inc. of the United States (AT&T Wireless), KPN Mobile, KG Telecommunications Co., Ltd., of Taiwan (KG Telecom), and Hutchison 3G UK Holdings Limited of the United Kingdom (H3G UK). The impairment losses were recorded in the financial statements as special losses of ¥947.4 billion on a non-consolidated basis and ¥812.8 billion on a consolidated basis (write-down of investment in affiliated companies). As a consequence, DoCoMo recorded net losses of ¥310.7 billion on a non-consolidated basis and net income of ¥0.8 billion on a consolidated basis for the year ended March 31, 2002.

The results for Fiscal 2001 are summarized in the table below:

	FY2000	FY2001	% change
			(unit: ¥100 million)
Non-consolidated
Operating revenues	21,423	23,557	Up 10.0
Operating income	3,365	4,201	Up 24.8
Recurring profit	2,929	4,064	Up 38.8
Net income (loss)	1,730	(3,107)	—

Consolidated
Operating revenues	46,860	51,715	Up 10.4
Operating income	7,771	10,028	Up 29.0
Recurring profit	6,869	8,533	Up 24.2
Net income	3,655	8	Down 99.8

•	Trends in Operating Revenues over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: ¥100 million)
8th fiscal term (FY1998)	14,857	31,183
9th fiscal term (FY1999)	17,350	37,186
10th fiscal term (FY2000)	21,423	46,860
11th fiscal term (FY2001)	23,557	51,715

•	Trends in Recurring Profit over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: ¥100 million)
8th fiscal term (FY1998)	1,713	3,503
9th fiscal term (FY1999)	2,327	5,031
10th fiscal term (FY2000)	2,929	6,869
11th fiscal term (FY2001)	4,064	8,533

•	Trends in Net Income (Loss) over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: ¥ 100 million)
8th fiscal term (FY1998)	924	2,048
9th fiscal term (FY1999)	1,285	2,521
10th fiscal term (FY2000)	1,730	3,655
11th fiscal term (FY2001)	(3,107)	8

(2)  Segment Information

Mobile Phone Business

In addition to its “mova 211i” series and “i-appli”-compatible “mova 503iS” series, DoCoMo increased its product variety by releasing a new model especially tailored for use by senior customers, “mova F671i” (“Raku Raku Phone II”), in a bid to disseminate i-mode services to a broader range of age groups. At the same time, DoCoMo started its “DoCoMo Point Service” as part of its efforts to improve customer services. It also reduced its tariffs to further stimulate demand for data communications by increasing bundled free-call minutes included in monthly plan charges and by allowing a number of telephone discount packages to be used for packet charges.

As part of the measures to respond to customers’ diverse needs for mobile multimedia, DoCoMo introduced a new Windows® CE-compatible handheld PC “sigmarion II”, and launched “infogate”, a portal service for PDAs.

DoCoMo’s third-generation mobile communications service, FOMA, was commenced on a fully commercialized basis on October 1, 2001, in the areas within 30 kilometers from the center of Tokyo, after a test phase starting from May 30, 2001. Upon the launch of the fully commercialized service, three different terminal devices were offered simultaneously: the standard type “FOMA N2001”, a visual handset supporting video phone capabilities, “FOMA P2101V”, and a data card “FOMA P2401”. In November 2001, the Company launched “iMotion service”, which enables the transmission and replay of video and sound data taking advantage of FOMA’s fast packet speed of up to 384Kbps downlink, and a new handset carrying this capability “FOMA N2002” was released at the same time. In March 2002, another “iMotion”-compatible visual type handset “FOMA D2101V” was introduced. Meanwhile, in an effort to disseminate FOMA services among businesses, DoCoMo has reinforced solution sales to create new demand, proposing construction site support systems that utilize video communications and marketing support systems leveraging FOMA’s high-speed, large-volume data transmission capabilities. The Company has expanded its FOMA service areas aggressively, covering approximately 92% of the populated areas in the Kanto-Koshinestu region around Tokyo by the end of March 2002. FOMA service was commenced in the Tokai and Kansai areas around Nagoya and Osaka in December 2001, at which point about 50% of the populated areas in Japan were covered.

As for “i-mode”, DoCoMo has taken measures to improve customer convenience by providing services such as “AOLi”, which links the mail services of “i-mode” and AOL, and “iArea”, a service that enables users to easily retrieve information pertaining to the neighborhood of the customer’s location. At the same time, content offerings on “i-appli”, and DoCoMo’s other “i-mode” services were further enriched in order to boost usage. Other new services were also developed jointly with other companies, including “Cmode service”, which allows “i-mode” to interact with vending machines to offer cash-free shopping.

Meanwhile, DoCoMo has made utmost efforts to prevent unsolicited bulk emails, sent in massive numbers to unidentified addresses via the Internet, from bothering its customers. Such efforts include, among other things, requesting customers to change default i-mode mail addresses into alpha-numeric addresses, blocking the reception of mails sent en masse to unknown addresses and adding functions to handsets to allow mail reception only from designated domains. At the same time, the Company has taken legal action against pernicious unsolicited bulk e-mail senders.

With regard to satellite communications services, the Company started an in-flight telephone service and a credit phone service to further improve customer convenience and provide a stable means of communications in mountainous areas or in the event of an emergency.

As a result of foregoing, the number of subscribers to DoCoMo’s principal mobile phone services, and revenues at the end of Fiscal 2001 were as follows:

[Number of subscribers for Main Services as of March 31, 2002]

	Non-consolidated (changes from March. 31, 2001)	Consolidated (changes from March. 31, 2001)
(unit: ¥ 100 million)
Cellular services	16,649 (up 11.9%)	40,694 (up 13.0%)

FOMA services	81 (—)	89 (—)

i-mode service*	12,814 (up 57.2%)	32,156 (up 48.2%)

Satellite mobile communications services	28 (2.1%)

*
The number of i-mode subscribers is the aggregate of PDC i-mode subscribers (non-consolidated: 12,740,000 subscribers, consolidated: 32,075,000 subscribers) and FOMA i-mode subscribers (non-consolidated: 73,000 subscribers, consolidated: 81,000 subscribers).

[Results for the fiscal year ended March. 31, 2002]

	Non-consolidated (changes from previous year)	Consolidated (changes from previous year)
Mobile phone business revenues	¥2,279.7 billion (up 10.5%)	¥5,022.1 billion (up 10.9%)
Cellular revenues	¥1,373.5 billion (up 4.9%)	¥3,265.7 billion (up 5.2%)
FOMA revenues*	¥1.6 billion (—)	¥1.7 billion (—)
Packet communication revenues	¥292.5 billion (up 112.3%)	¥715.6 billion (up 102.5%)
Satellite mobile communications revenues	¥9.2 billion (down 4.9%)

Mobile phone business income	¥441.1 billion (up 17.0%)	¥1,067.5 billion (up 20.1%)

*	Inclusive of packet transmission revenues from FOMA service.

Trends in Cellular Phone Subscribers over the Past Four Fiscal Years

	Non-consolidated		Consolidated
			(unit: thousand subscribers)
8th fiscal term (FY1998)	10,598		23,897
9th fiscal term (FY1999)	12,418		29,356
10th fiscal term (FY2000)	14,876		36,026
11th fiscal term (FY2001)	16,730	*	40,783	*

*	Including FOMA subscribers.

•	Trends in i-mode Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: thousand subscribers)
8th fiscal term (FY1998)	23	48
9th fiscal term (FY1999)	1,873	5,603
10th fiscal term (FY2000)	8,151	21,695
11th fiscal term (FY2001)	12,814	32,156

•	Trends in Mobile Phone Business Income over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: ¥ 100 million)
8th fiscal term (FY1998)	—	5,980
9th fiscal term (FY1999)	—	6,957
10th fiscal term (FY2000)	—	8,891
11th fiscal term (FY2001)	4,411	10,675

*	Data for the 8th , 9th and 10th fiscal terms present only the losses on a consolidated basis.

PHS Business

In a bid to promote PHS service, DoCoMo released various new products including “P-in m@ster”, a data card capable of handling both PHS and 9600bps cellular connections, “P-in memory”, a data card with a built-in memory of 16MB, “Picwalk SH712m”, a handset for the music distribution service “M-stage music” that can also support voice communications, and “Paldio 633S”, a PHS handset compatible with “Bluetooth™(*) Ver. 1.1” (a technical standard for short distance radio connections for PCs and mobile phones, etc). At the same time, DoCoMo started a new tariff discount service for data communications “P-p@c“, and increased the availability of content for music/video distribution services on PHS in order to facilitate the use of data services, while making further efforts to slash costs by utilizing its facilities more efficiently.

(*)	Bluetooth is a trademark owned by its proprietor and used by NTT DoCoMo, Inc. under license.

As a consequence of the foregoing, PHS subscriber count and revenues for Fiscal 2001 amounted to the following:

[Number of PHS subscribers as at March 31, 2002]

	Non-consolidated (changes from March. 31, 2001)	Consolidated (changes from March. 31, 2001)
(unit: thousand subscribers)
PHS service	919 (up 7.3%)	1,922 (up 6.0%)

[Results for the fiscal year ended March. 31, 2002]

	Non-consolidated (changes from previous year)	Consolidated (changes from previous year)
(unit: thousand subscribers)
PHS business revenues	¥59.5 billion (down 3.9%)	¥114.5 billion (up 1.3%)

Income (Loss) from PHS business	(¥18.4 billion) ( up 40.4%)	(¥58.7 billion) (up 36.0%)

•	Trends in PHS Service Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: thousand subscribers)
8th fiscal term (FY1998)	560	1,348
9th fiscal term (FY1999)	657	1,441
10th fiscal term (FY2000)	856	1,812
11th fiscal term (FY2001)	919	1,922

•	Trends in income (Losses) from PHS Business over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: thousand subscribers)
8th fiscal term (FY1998)	—	(605)
9th fiscal term (FY1999)	—	(996)
10th fiscal term (FY2000)	—	(916)
11th fiscal term (FY2001)	(184)	(587)

(Notes)
1.
Losses for the eighth fiscal term represent the amount subsequent to the transfer of PHS business from nine NTT Personal Group companies (such as NTT Central Personal Communications Network, Inc.) on Dec. 1, 1998.

2.	Data for the 8th , 9th and 10th fiscal terms present only the losses on a consolidated basis.

Quickcast Business

Despite attempts to boost system sales to corporate users and municipal governments by emphasizing Quickcast’s multicast feature and information distribution capability, and to slash costs by streamlining its operations, the Quickcast business suffered from a constant decline in subscriptions as the market for pager services in Japan continued to shrink. The number of subscribers and results of operations for the Quickcast business as of the end of Fiscal 2001 are summarized below:

[Number of Quickcast subscribers as at March 31, 2002]

	Non-consolidated (changes from March. 31, 2001)	Consolidated (changes from March. 31, 2001)
(unit: thousand subscribers)
Quickcast service	298 (down 25.6%)	827 (down 24.7%)

[Results for the fiscal year ended March. 31, 2002]

	Non-consolidated (changes from previous year)	Consolidated (changes from previous year)
Quickcast business revenues	¥9.3 billion (down 22.7%)	¥10.9 billion (down 40.9%)

Income(Loss) from Quickcast business	(¥1.5 billion) (up 82.4%)	(¥6.3 billion) (up 69.8%)

•	Trends in Quickcast service subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: thousand subscribers)
8th fiscal term (FY1998)	812	2,111
9th fiscal term (FY1999)	560	1,444
10th fiscal term (FY2000)	401	1,098
11th fiscal term (FY2001)	298	827

•	Trends in income (Losses) from Quickcast Business over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(unit: ¥ 100 million)
8th fiscal term (FY1998)	—	(294)
9th fiscal term (FY1999)	—	(491)
10th fiscal term (FY2000)	—	(211)
11th fiscal term (FY2001)	(15)	(63)

(Note)    Data for the 8th , 9th and 10th fiscal terms present only the losses on a consolidated basis.

Miscellaneous Business

Thanks to measures to promote DoCoMo’s “World Call” service, an international dialing service from cellular phones, the “World Call” subscriber base rose 58.9% year on year to 433,000 at the end of March 2002. Leveraging their own technologies and know-how, the Company’s subsidiaries have expanded into new business areas, including the development of various systems and provision of new services.The results of Miscellaneous business are summarized in the table below:

[Results for the fiscal year ended March. 31, 200]

	Non-consolidated (changes from previous year)	Consolidated (changes from previous year)
Miscellaneous business revenues	¥7.1 billion (up 36.0%)	¥23.9 billion (down 1.9%)

Income (Loss) from Miscellaneous business	(¥1.0 billion) (down 3.0%)	¥0.3 billion (down 57.9%)

The principal new services and products launched by DoCoMo in Fiscal 2001 are listed in the table below:

Principal New Services Launched in Fiscal 2001

Service name	Overview

iArea (Launched in July 2001)	A service that enables users to easily retrieve information related to the neighborhood of the user’s current location from iArea-compatible sites.

iMotion (Launched in November 2001)	A service enabling users to download and replay image and sound data from sites using an iMotion-compatible handset.

DLP service (Launched in November 2001)	A location information service for corporations that use GPS (Global Positioning System) signals.

infogate (Launched in March 2002)	A portal service for PDAs which allows users to browse and use various content and applications on several mobile communications networks (cellular phone, FOMA, PHS, DoPa).

Principal New Products Launched in Fiscal 2001

Product name	Overview
mova 210i (Launched in April 2001)	An “i-mode”-compatible cellular phone

Picwalk SH712m (Launched in April 2001)	A PHS phone supporting both “M-stage music” service and voice communications

mova 503iS (Launched in May 2001)	An “i-appli”-compatible cellular phone

P-in m@ster (Launched in July 2001)	A data-card capable of supporting both 64K data communications on PHS and 9600bps cellular data connections

mova F671i (Raku Raku Phone II) (Launched in September 2001)	An “i-mode”-compatible phone with functions designed for use by a wide range of age groups.

FOMA N2001 (Launched in October 2001)	A standard type FOMA handset with high-quality voice communications and fast-speed, large-volume data transmission capabilities.

FOMA P2101V (Launched in October 2001)	A FOMA handset with a built-in camera for video-phone service, supporting high-quality voice and fast-speed, large-volume data transmission.

FOMA P2401 (Launched in October 2001)	A FOMA data card for PCs designed for fast-speed, large-volume data transmission.

mova 211i (Launched in November 2001)	An “i-mode”-compatible cellular phone

FOMA N2002 ( Launched in November 2001)	A FOMA handset capable of connecting to “iMotion” sites and download and replay image and sound data.

Paldio 633S (Launched in December 2001)	A PHS handset supporting “Bluetooth Ver 1.1”.

FOMA D2101V (Launched in March 2002)	A FOMA handset with a built-in camera for video-phone service supporting “iMotion” capabilities.

The operating revenues and operating income/losses from each business for the year ended March 31, 2002 were as described below:

[Non-consolidated]

Business	FY2000		FY2001		% change
					(¥ Billion)
Operating revenues
Mobile phone business	¥2,063.0	(96.3%)	2,279.7	(96.8%)	up 10.5
PHS business	¥61.9	(2.9%)	59.5	(2.5%)	down 3.9
Quickcast business	¥12.0	(0.6%)	¥9.3	(0.4%)	down 22.7
Miscellaneous business	¥5.2	(0.2%)	¥7.1	(0.3%)	up 36.0
Total	¥2,142.3	(100.0%)	¥2,355.7	(100.0%)	up 10.0

Operating income (loss)
Mobile phone business	¥377.1	—	¥441.1	—	up 17.0
PHS business	(¥30.9)	—	(¥18.4)	—	up 40.4
Quickcast business	(¥8.6)	—	(¥1.5)	—	up 82.4
Miscellaneous business	(¥1.0)	—	(¥1.0)	—	down 3.0
Total	(¥336.5)	—	¥420.1	—	up 24.8

(Note)
1.	For operating revenues, the numbers in brackets indicate the percentage to total operating revenues.
2.
The percentage of operating revenues from the mobile phone businesses, 96.8%, can be further sub-divided into cellular revenues,58.3%, packet communication revenues, 12.4%, and other revenues (including revenues from equipment sales), 26.1%.

[Consolidated]

Business	FY2000		FY2001		% change
					(¥ Billion)
Operating revenues
Mobile phone business	¥4,29.9	(96.7%)	¥5,022.1	(97.1%)	up 10.9
PHS business	¥113.0	(2.4%)	¥114.5	(2.2%)	up 1.3
Quickcast business	¥18.5	(0.4%)	¥10.9	(0.2%)	down 40.9
Miscellaneous business	¥24.4	(0.5%)	¥23.9	(0.5%)	down 1.9
Total	¥4,686.0	(100.0%)	¥5,171.5	(100.0%)	up 10.4

Operating income (loss)
Mobile phone business	¥889.1	—	¥1,067.5	—	up 20.1
PHS business	(¥91.6)	—	(¥58.7)	—	up 36.0
Quickcast business	(¥21.1)	—	(¥6.3)	—	up 69.8
Miscellaneous business	¥0.8	—	¥0.3	—	down 57.9
Total	¥777.1	—	¥1,002.8	—	up 29.0

(Note)
1.	For operating revenues, the numbers in brackets indicate the percentage to total operating revenues.
2.
The percentage of operating revenues from the mobile phone businesses, 97.1%, can be further sub-divided into cellular revenues, 63.1%, packet communication revenues, 13.8%, and other revenues (including revenues from equipments sales), 20.1%.

(3)  Capital Expenditures

Total capital expenditures for the fiscal year ended March 31, 2002 amounted to ¥576.8 billion on a non-consolidated basis (¥1,032.2 billion on a consolidated basis), and were used mainly to add capacity to accommodate increased demand for communications, improve network reliability, provide new services, and start and expand FOMA services.

The capital expenditures for cellular/automobile phone services were primarily allocated for installing base stations, switches and transmission lines for the purpose of maintaining and improving communications quality and expanding coverage in underground areas or inside buildings. Investments were also made to provide sufficient capacity for accommodating the rapidly increasing number of “i-mode” subscribers as well as to implement technical solutions to counter the unsolicited bulk e-mail problem.

As for FOMA, network facilities and base stations were installed so as to ensure a smooth service launch and a gradual coverage expansion thereafter.

Network facilities and base station allotment for the PHS business were reviewed to further improve its equipment utilization efficiency.

In addition, to cope with rising communications demand, new buildings for telecommunications equipment were constructed.

Principal equipment and facilities completed during Fiscal 2001 include the following:

[Principal Facilities Completed in Fiscal 2001]

Item	Non-consolidated	Consolidated
Mobile Phone*
Newly installed base stations	2,087 stations	4,056 stations
Local switches	30 units	76 units
Packet local switches	29 units	87 units
Long distance transmission lines	15 sections	52 sections

PHS
Newly installed base stations	10,080 stations	24,742 stations
Buildings for telecommunications facilities	1 site	4 sites

*	Inclusive of facilities for FOMA services.

•	Trends in Capital Expenditure over the Past Four Fiscal Years

	Non-consolidated		Consolidated
			(unit: ¥ 100 million)
8th fiscal term (FY1998)	4,581		8,458
9th fiscal term (FY1999)	4,505		8,760
10th fiscal term (FY2000)	5,856		10,127
11th fiscal term (FY2001)	5,768	(1)	10,322	(2)

(Notes)
(1)	The non-consolidated amount is composed of capital expenditures in the following businesses:
         Cellular phone business: 57.5%, PHS business: 1.0%, Quickcast business: 0.0%, Common (Buildings for telecommunications facilities, etc.): 41.5%.
(2)	The consolidated amount is composed of capital expenditures in the following businesses:
         Cellular phone business: 68.8%, PHS business: 1.2%, Quickcast business: 0.0%, Common (Buildings for telecommunications facilities, etc.): 30.0%.

(4) Financing Activities

During the fiscal year ended March 31, 2002, the Company raised ¥420 billion through the issuance of corporate bonds and ¥267 billion through long-term borrowings in order to pay down debts.

(5) R&D Activities

The Company carried out research and development for the following purposes during the year ended March 31, 2002: launch of FOMA service; provision of various advanced services by capacity expansion and cost reduction of existing networks; and basic research on technologies for future advancement of mobile communications.

Total R&D expenditure in Fiscal 2001 was ¥100.1 billion. Details of significant research projects are described below:

As for FOMA services, research was performed on W-CDMA radio access equipment, ATM network technology, compact size standard/visual type handsets and dedicated data cards, and various other equipment required for the provision of multimedia services, while conducting various system tests in preparation for the launch of commercial services. To enhance the service offerings and facilitate the global deployment of FOMA in the future, the Company initiated the development of video mail and international roaming services as well. Furthermore, the Company participated in international standardization activities for WAP and other technologies.

In addition, developments for capacity expansion and system stabilization for existing networks were also performed to cope with the increasing demand for “i-mode” services. In addition, new functionalities were developed to counter the unsolicited bulk e-mail problem, such as a selective receiving function from designated domains and the capability to block the reception of a large number of unsolicited bulk e-mails sent to unidentified addresses. Meanwhile, development of interface equipment for allowing open access to

“i-mode” service was started.

With regard to future technologies, the Company conducted research on network transport technologies and fast-speed radio access schemes to enable voice/data transmissions on IP core networks to realize a flexible and inexpensive communications network. At the same time, basic research on technologies that can be applied to fourth-generation mobile networks or other future systems was performed with the goal to further advance services.

•	Trends in R&D Expenditure over the Past Four Fiscal Years

(unit: ¥ 100 million)
8th fiscal term (FY1998)	410
9th fiscal term (FY1999)	892
10th fiscal term (FY2000)	953
11th fiscal term (FY2001)	1,001

•	FOMA Deployment (planned)

Deployment of New Services (In order of deployment)	(FY 2002) V-Live service M-stage service FOMA/PDC dual network Visual mails (FY 2003 and ahead) International Roaming Mobile EC Location information

Handset Evolution (In order of deployment)	(FY 2002) SOHO type (already launched on April 16th, 2002) PDA type Smaller and lighter handsets Handsets with longer battery life (FY 2003 and ahead) FOMA/PDC Dual mode

•	Mobile Portal Service Global Deployment

Partners (Country)	Ownership	Mobile Portal Service Deployment
AT&T Wireless (USA)	16%	mMode : Launched April 2002
KPN Mobile (Netherlands)	15%	i-mode: Germany : Launched March 2002: Netherlands: Launched April 2002. Belgium: Launch planned for June 2002 (in preparation)
Bouygues Telecom (France)	None	i-mode: Launch planned for April 2003 (in preparation)
Hutchison Telecom (Hong Kong)	25.4%	Orangeworld : Launched May 2000
KG Telecom (Taiwan)	21.4%	igogo : Launched August 2001 i-mode : Launch by 2Q/2002 (in preparation)
Telefonica cellular (Brazil)	3.6%	e-mocion : Launched July 2000

(Note)    NTT DoCoMo also has an ownership interest of 20% in Hutchison 3G (UK).

2.    Challenges to be Tackled by the Company

The mobile communications market in Japan is currently facing a major transition to a period of stable growth, with a rising penetration rate and rapidly increasing demand for data communications services. Against this backdrop, DoCoMo has decided to attach greater emphasis on profits rather than revenues. While reinforcing its existing core businesses, it will continue to expand its business by pursuing the three major strategies of “multimedia”, “ubiquity”, and “globalization” under the slogan “creating a new world of communications culture”.

In order to strengthen its core businesses, DoCoMo plans to continue maintaining and enhancing its network quality and to offer diversified tariff packages. New services and products catering to customer needs, including handsets with built-in cameras or infrared communications capability, are also planned for release to acquire more new customers, decrease customer turn-over and encourage usage by customers. As for “i-mode”, DoCoMo intends to stimulate further usage by offering handsets supporting faster downlink packet speeds and greater “i-appli” content size, which will enable the distribution of large-volume content. As part of the offerings for ubiquitous services, the group intends to provide electronic commerce services that will realize cash-free shopping on mobile phones as well as services to remotely control intelligent home appliances, and thereby expand usage in “person-to-machine” and “machine-to-machine” communications. On the other hand, DoCoMo will disclose the interface conditions with its packet communications network so that Internet service providers can provide services similar to DoCoMo’s “i-mode”, which is intended to further develop the mobile multimedia market.

As for FOMA, all major cities nationwide were included in DoCoMo’s FOMA service areas from April 2002. DoCoMo plans to expand FOMA coverage to 90% of the populated areas in Japan by the end of March 2003. More advanced services are planned to be started on FOMA this fiscal year, including video distribution service, video mail service, and dual network service which allows users to use both FOMA and

PDC phones with the same telephone number. In the meantime, further efforts will be made to bring down the size, weight and power consumption of handsets. Also, the group will reinforce solution marketing activities targeted at corporate customers to facilitate the use of FOMA services among this segment.

The Japanese Diet recently passed relevant legislation to deal with the unsolicited bulk e-mail problem. As a carrier, DoCoMo intends to further develop other prevention mechanisms such as selective receiving functions.

As part of the Company’s efforts to accelerate mobile multimedia on a global scale, “i-mode” is planned for launch this fiscal year in Germany, followed by the Netherlands, Belgium and Taiwan. In addition, preparations for the introduction of IMT-2000 will be continued, transferring the know-how obtained through the deployment of FOMA services in Japan to overseas investee affiliates. Going forward, the Company plans to explore investment opportunities primarily in the Asia region, and also flexibly look into other options including alliances that do not involve equity participation, depending on the circumstances. The goal of the group’s international strategy is to enhance the enterprise value of its investee partners by developing their businesses over the mid-to-long term.

With regard to PHS, Quickcast, satellite phones, and other loss-making services, DoCoMo will continue its efforts to reduce costs and improve their financial performance by boosting efficiency. At the same time, these existing businesses will be reviewed taking into account the changes in the business environment.

Furthermore, to swiftly respond to changes in the business environment and intensified competition, DoCoMo will require each board member and employee to promote a business culture emphasizing innovation, speed, efficiency and compliance with relevant laws and ethics. Specifically, DoCoMo will endeavor to speed up its corporate decision making process by fully utilizing the new corporate information system introduced on April 1, 2002, solidifying its group management structure with regional DoCoMo companies, and facilitating the efficient management of the group by integrating and transferring some operations, e.g., maintenance and customer acceptance, to subsidiaries. In other words, DoCoMo plans to thoroughly select and concentrate its managerial resources through this process.

In July 2002, DoCoMo will celebrate the 10th anniversary of the launch of its business. Seizing this opportunity, DoCoMo would like to renew its determination to challenge the mobile frontier by developing new businesses and services, and thereby maximize the enterprise value of the entire group.

3.    Historical Data on Non-Consolidated Financial Results and Assets

Item	8th Fiscal Term (FY1998)	9th Fiscal Term (FY1999)	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)
Operating revenues (¥ million)	1,485,728	1,735,064	2,142,353	2,355,760

Recurring profit (¥ million)	171,330	232,736	292,938	406,471

Net income (losses) (¥ million)	92,434	128,573	173,005	(310,720)

Net income (losses) per share (¥)	53,355	13,426	17,978	(30,960)

Total assets (¥ million)	2,419,035	2,649,350	4,460,718	4,252,097

Net assets (¥ million )	1,477,370	1,611,818	2,728,774	2,405,426

(Notes)
1.
The net income (losses) per share are calculated using the average number of outstanding shares in each fiscal term. The decline in net income per share in the 9th fiscal term is due to the impact of the share split carried out during this term. In calculating the net income per share, it is assumed that the share split was conducted at the beginning of the fiscal term.

2.
In the 8th fiscal term, various new services were developed and provided, and diversified tariff packages were introduced. On the other hand, as a result of incurring special losses of ¥24,945 million due to the transfer of PHS business from NTT Central Personal Communications Network, Inc., operating revenues for this term were ¥1,485,728 million, recurring profits ¥171,330 million, and net income ¥92,434 million.

3.
In the 9th fiscal term, efforts to stimulate usage through the provision of high-quality service and diversified tariff packages and discounts were undertaken. The “i-mode” service was introduced to stimulate and expand demand for mobile multimedia. On the other hand, special losses of ¥13,331 million were incurred due to the write-down of Quickcast-related facilities. The Company achieved operating revenues of ¥1,735,064 million, recurring profit of ¥232,736 million, and net income of ¥128,573 million.

4.
In the 10th fiscal term, the Company endeavored to reinforce its core businesses through network quality enhancements and tariff reductions, among other things. At the same time, various new services and products, including “i-appli”, were launched as a step toward the full-scale deployment of mobile multimedia. As a consequence, operating revenues rose to ¥2,142,353 million, while recurring profit and net income amounted to ¥292,938 million and ¥173,005 million, respectively. The increase in total assets during this fiscal term was due primarily to the equity participation in overseas carriers (totaling ¥1,795.8 billion), while the rise in net assets was due largely to the increase in capital and capital reserve as a result of a public offering of new shares (¥950.3 billion).

5.	Developments in the 11th fiscal term are described in “Developments and Results of Operations”.

II.    Corporate Overview (as at March 31, 2002)

1.    Principal Businesses

The Company’s primary businesses, operating a mobile phone business, PHS business, and Quickcast business, consist of the services listed below:

Principal services

Business	Content of business
Mobile Phone Business	Cellular services, FOMA services, packet communications serviced, satellite mobile communications services, in-flight telephone service, and equipment sales for each service

PHS Business	PHS service and PHS equipment sales

Quickcast Business	Quickcast service and Quickcast equipment sales (formerly paging service and paging equipment sales)

Miscellaneous Business	International dialing service and other miscellaneous business

2.    Principal offices, etc.

Headquarters:	11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo, Japan

Branches:
Marunouchi Branch, Shinjuku Branch, Shibuya Branch, Tama Branch, Kanagawa Branch, Chiba Branch, Saitama Branch, Ibaraki Branch, Tochigi Branch, Gunma Branch, Yamanashi Branch, Nagano Branch, and Niigata Branch

(Notes)
1.     Ueno Branch, Ikebukuro Branch, and Toranomon Branch, which were included in the Business Report for Fiscal 2000, were reorganized and integrated into Marunouchi, Shinjuku, and Shibuya Branches, respectively, on July 1, 2001.

2.	Tokyo Equipment Service Center, which was described as an office for collection operations, was abolished on July 1, 2001 because the Company decided to outsource its equipment maintenance operations.

3.    Employees

No. of employees (change from March 31, 2001)	Average age	Average length of service
5,794 (increased by 460)	35.4 years old	12.9 years

(Notes)	1. The number of employees includes 152 seconded from other companies.
2.
In calculating the average length of service for the employees who were transferred from Nippon Telegraph and Telephone Corporation (NTT) or other companies in the NTT Group or former NTT Personal Central Personal Communications Network, Inc., their years of service at their respective previous companies are included in the calculation.

4.    Shares of the Company

(1)  Total number of authorized shares:    38,300,000 shares

(Note)       Increase after the end of Fiscal 2001

The Board of Directors of the Company at its meeting held on January 25, 2002 resolved to partly amend the Articles of Incorporation to increase the number of authorized shares in proportion to the stock split by 153,200,000 to a total of 191,500,000 shares. This took effect on May 15, 2002.

(2)  Total number of outstanding shares:    10,036,000 shares

(Note)       Increase after the end of Fiscal 2001

Based on the resolution by the Board of Directors of the Company on January 25, 2002, each share of common stock held by a shareholder or registered beneficial shareholder on record on March 31, 2002 were divided into five shares on May 15, 2002. As a consequence, the total number of outstanding shares was increased by 40,144,000 to 50,180,000.

(3)  Number of shareholders: 215,784

(4)    Principal shareholders

Name	No. of shares held	Percentage of voting rights	The Company’s ownership in each shareholder
			No. of shares	Percentage of voting rights
	shares	%	shares	%
Nippon Telegraph and Telephone Corporation	6,428,600	64.06	0	0

Japan Trustee Services Bank, Ltd.	311,816	3.11	0	0

Mitsubishi Trust & Banking Corp.	294,603	2.94	0	0

UFJ Trust Bank Ltd.	170,266	1.70	0	0

UBS A.G. London Asia Equities	110,541	1.10	0	0

State Street Bank and Trust Company	92,313	0.92	0	0

The Chase Manhattan Bank NA London	88,251	0.88	0	0

Mitsui Asset Trust & Banking Co. Ltd.	69,812	0.70	0	0

Deutsche Bank A.G. London 610	61,526	0.61	0	0

Boston Safe Deposit BSDT Treaty Clients Omniba	59,580	0.59	0	0

(5)  Repurchase, Disposal or Ownership of Shares by the Company

None.

5.    Conditions of Corporate Group

(1)  Relationship with the Parent Company

Although Nippon Telegraph and Telephone Corporation (NTT) currently owns 64.06% of the Company’s outstanding shares, the Company operates its business mainly in the field of wireless telecommunications under its own managerial responsibilities within the NTT Group.

The Company and NTT reached an agreement relating to basic research and development and group management/operation by NTT, the content of services, benefits, and appropriate compensation.

(2)  Principal Subsidiaries

Company name	Capital	Voting rights owned by the Company	Principal business
	¥ million	%
NTT DoCoMo Hokkaido, Inc.	15,630	96.36	Mobile phone business PHS business Quickcast Business
NTT DoCoMo Tohoku, Inc.	14,981	92.87
NTT DoCoMo Tokai, Inc.	20,340	91.16
NTT DoCoMo Hokuriku, Inc.	3,406	94.15
NTT DoCoMo Kansai, Inc.	24,458	88.33
NTT DoCoMo Chugoku, Inc.	14,732	84.22
NTT DoCoMo Shikoku, Inc.	8,412	97.27
NTT DoCoMo Kyushu, Inc.	15,834	93.82

(3)  Consolidated Results

An overview of the Company’s consolidated financial results are provided below:

Item	Previous Term (FY2000)	This Fiscal Term (FY2001)	% change
	¥ million	¥ million
Consolidated operating revenues	4,686,004	5,171,546	up 10.4
Consolidated operating income	777,162	1,002,852	up 29.0
Consolidated net income	365,505	862	down 99.8

(Note)
There were 34 consolidated subsidiaries and 38 companies accounted for using the equity method for the year ended March 31, 2002.

(4)  Developments in the Corporate Group

Major developments including investments during the year ended March 31, 2002 are summarized below:

•
In May 2001, the Company acquired an additional 6.37% stake in Hutchison Telephone Company Limited (HTCL) of Hong Kong through a wholly owned subsidiary of the Company on the occasion of the withdrawal of a major shareholder in HTCL. In July, the Company, through its wholly owned subsidiary, acquired 25.37% of the outstanding shares of Hutchison 3G HK Holdings Limited (H3GHK), a Hong Kong-based holding company that owns an operator of third-generation mobile communications services, and H3GHK became an affiliate of the Company accounted for using the equity method.

•	In July 2001, the Company, through its wholly owned subsidiary, purchased additional shares in KG Telecommunications Co. Ltd. of Taiwan on the occasion of its issuance of new shares. The

      Company’s ownership rose to 21.4% as a consequence.

•
In July 2001, when AT&T Wireless Services, Inc. was spun off from AT&T Corporation, the preferred tracking stock of AT&T Corporation acquired by the Company in the previous fiscal year were converted into common stock of AT&T Wireless. Accordingly, AT&T Wireless became an affiliate accounted for using the equity method. In addition, as AT&T Wireless conducted an equity swap through a new share issuance for the purpose of acquiring a separate company, the Company exercised its rights to purchase some of the newly issued shares through a wholly owned subsidiary. As a result, the Company’s ownership of AT&T Wireless rose to 16.01%.

6.    Principal Liabilities

Creditors	Outstanding loan balance	No. of DoCoMo shares and voting rights held by creditors
	¥ million	shares	%

Dai-ichi Mutual Life Insurance Company	68,300	10,216	0.10

Mitsubishi Trust & Banking Corp.	55,000	0	0.00

Nippon Life Insurance Company	44,900	12,993	0.13

National Mutual Insurance Federation of Agricultural Cooperative	33,300	11,251	0.11

Shinkin Central Bank	31,600	0	0.00

Sumitomo Life Insurance Company	30,600	0	0.00

The Industrial Bank of Japan, Ltd.	26,500	23,225	0.23

The Sumitomo Trust & Banking Co., Ltd	23,000	0	0.00

The Yasuda Mutual Life Insurance Company	22,500	1	0.00

UFJ Trust Bank Limited	20,000	2,940	0.03

(Notes)
1.
The Industrial Bank of Japan, Ltd. merged with The Dai-ichi Kangyo Bank, Ltd. and The Fuji Bank, Ltd. and then divided to form Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. on April 1, 2002. The Company’s outstanding balances of loans from Dai-ichi Kangyo Bank and Fuji Bank as of March 31, 2002 were ¥19,500 million per bank.

2.	UFJ Trust Bank Limited was formerly known as The Toyo Trust & Banking Co., Ltd. prior to January 15, 2002.

7.    Directors and Auditors

Position	Name	Primary Responsibilities
Chairman	Kouji Ohboshi

President	Keiji Tachikawa

Senior Executive Vice President	Ryuji Murase	Overseeing Internal Audit Office and the following Branches: (Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata).

Senior Executive Vice President	Yoshinori Uda
Senior Executive Manager, Global Business Division Also in charge of Corporate Marketing Division, Customer Satisfaction Dept., Public Relatissons Dept., Corporate Citizenship Office, Personnel Development Dept., Affiliated Company Dept., and the following Branches: (Marunouchi, Shinjuku and Shibuya).

Senior Executive Vice President	Shiro Tsuda
Senior Executive Manager, Network Division Executive Manager, IMT-2000 Network Office Also in charge of i-mode Business Division, Research and Development Division, Information Systems Dept., Procurement and Supply Dept., and Intellectual Property Dept.

Executive Vice President	Hideki Nomura	Senior Executive Manager, Marketing Division. Executive Manager, FOMA Marketing Office.

Executive Vice President	Toyotaro Kato	Senior Executive Manager, Kanagawa Branch.

Executive Vice President	Masao Nakamura	Senior Executive Manager, Mobile Multimedia Division.

Executive Vice President	Nobuharu Ono	Deputy Senior Executive Manager, Global Business Division.

Executive Vice President	Itsuki Tomioka	Executive Manager, General Affairs Dept.

Executive Vice President	Kimio Tani	Executive Manager, Corporate Strategy Planning Dept.

Executive Vice President	Masayuki Hirata	Executive Manager, Accounts and Finance Dept.

Senior Vice President	Eisuke Sugiyama	Executive Manager, Customer Satisfaction Dept.

Position	Name	Primary Responsibilities
Senior Vice President	Kota Kinoshita	Senior Executive Manager, Research and Development Division, Executive Manager, R&D Planning Dept.

Senior Vice President	Ken-ichi Aoki	General Manager, Chiba Branch.

Senior Vice President	Hideaki Yumiba	Executive Manager, Core Network Development Dept.

Senior Vice President	Kunito Abe	General Manager, Shibuya Branch

Senior Vice President	Yoshihiro Yoshioka	Executive Manager, Service Operation and Maintenance Dept.

Senior Vice President	Kunio Ishikawa	Executive Manager, Personnel Development Dept.

Senior Vice President	Kunio Ushioda	Senior Executive Manager, Corporate Marketing Division.

Senior Vice President	Noboru Inoue	Executive Manager, Marketing Planning Dept.

Senior Vice President	Kei-ichi Enoki	Senior Executive Manager, i-mode Business Division, Executive Manager, i-mode Business Dept.

Senior Vice President	Yasuhiro Kadowaki	Deputy Senior Executive Manager, Corporate Marketing Div., Executive Manager, Corporate Marketing Planning Dept.

Senior Vice President	Yoshiaki Aigami	Executive Manager, Network Planning Dept.

Senior Vice President	Takanori Utano	Executive Manager, Radio Network Development Dept.

Senior Vice President	Kiyoyuki Tsujimura	Executive Manager, Global Business Dept.

Senior Vice President	Shigehiko Suzuki	Senior Vice President, Nippon Telegraph and Telephone Corp.

Corporate Auditor	Ken-ichi Matsumura

Corporate Auditor	Keisuke Nakasaki

Corporate Auditor	Hiroyuki Moriyama

Corporate Auditor	Kiyoto Uehara

(Notes)
1.	Among the Directors, Mr. Shigehiko Suzuki is an outside director as set forth in Article 188 of the Commercial Law, Item 2, 7-2.
2.	Among the Corporate Auditors, Mr. Keisuke Nakasaki and Mr. Kiyoto Uehara are auditors from outside the

Company, as set forth in Article 18-1 of the law related to special exemptions for audit on stock corporations.
3.	Reshuffling of Directors/Auditors in Fiscal 2001:
(1)	Appointed
At the 10th regular general assembly of shareholders on June 26, 2001, Messrs. Yasuhiro Kadowaki,
Yoshiaki Aigami, Takanori Utano, Kiyoyuki Tsujimura were newly elected and appointed as Directors, and Mr. Kiyoto Uehara was newly elected and appointed as a Corporate Auditor.
(2)	Retired
Directors Shuichi Shindo (Executive Vice President), Kazushige Sako, Hideaki Nakashima, Hideki
Ishikawa (Senior Vice President), and Corporate Auditor Mr. Kinji Hoshino retired on the closure of the 10th regular general assembly of shareholders on June 26, 2001.
Mr. Norioki Morinaga, Senior Executive Vice President, died on Oct. 10, 2001.

III.    Important Facts that Occurred after Fiscal 2001 Settlement

The Company issued five-year domestic unsecured straight corporate bonds totaling ¥100 billion in accordance with a resolution passed at a board of directors meeting held on March 26, 2002, which authorized financing up to ¥300 billion during the period from April to June 2002 through measures such as the issuance of domestic bonds, foreign currency-denominated bonds and long-term borrowings.

Amounts used throughout this report are truncated to nearest unit of presentation.

NON-CONSOLIDATED BALANCE SHEET
(March 31, 2002)

	Amount		Amount
			(Millions of yen)
ASSETS		LIABILITIES
Fixed assets		Long-term liabilities
Fixed assets for telecommunication businesses		Bonds	608,000
Property, plant and equipment	1,201,569	Long-term borrowings	418,705
Machinery and equipment	506,864	Employees’ severance payments	58,069
Antenna facilities	138,151
Satellite mobile communications facilities	4,567	Reserve for point loyalty programs	31,913
Terminal equipment	2,453	Other long-term liabilities	372
Telecommunications line facilities	371	Total long-term liabilities	1,117,061
Pipe and hand holes	216
Buildings	169,214
Structures	20,217	Current liabilities
Other machinery and equipment	11,163	Current portion of long-term debt	118,712
Vehicles	259	Accounts payable, trade	207,536
Tools, furniture and fixtures	167,325	Accounts payable-other	242,898
Land	93,268	Accrued expenses	6,507
Construction in progress	87,496	Accrued income taxes	123,522
Intangible fixed assets	381,672	Advances received	1,653
Rights to use utility facilities	3,624	Deposits received	28,618
Computer software	331,659	Other current liabilities	159
Patents	251	Total current liabilities	729,608
Leasehold rights	2,307
Other intangible fixed assets	43,827
Total fixed assets for telecommunication businesses	1,583,241	TOTAL LIABILITIES	1,846,670
Investments and other assets
Investment securities	11,191	SHAREHOLDERS’ EQUITY
Investments in capital	506
Investments in affiliated companies	1,231,029	Common stock	949,679
Long-term loan receivable from an affiliated company	16,000
		Statutory reserves
Long-term prepaid expenses	48
Deferred income taxes	458,301	Additional paid-in capital	1,292,385
Other investments	32,456	Legal reserve	4,099
Allowance for doubtful accounts	(372)	Total statutory reserves	1,296,484
Total investments and other assets	1,749,160
Total fixed assets	3,332,401	Retained earnings
Current assets
Cash and bank deposits	220,025	General reserve	463,000
Accounts receivable, trade	491,107	Unappropriated deficit	304,585
Accounts receivable-other	141,061
Supplies	51,653	[(incl.) Net loss]	[(310,720)]
Advances	5,051	Total retained earnings	158,414
Prepaid expenses	20
Deferred income taxes	15,425	Net unrealized gains on securities	848
Other current assets	2,624
Allowance for doubtful accounts	(7,273)	TOTAL SHAREHOLDERS’ EQUITY	2,405,426
Total current assets	919,695
TOTAL ASSETS	4,252,097	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,252,097

Note:	Amounts above are truncated to nearest million yen.

NON-CONSOLIDATED STATEMENT OF OPERATIONS
(Year ended March 31, 2002)

Amount
(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	1,925,866
Voice transmission services	1,428,332
Data transmission services	297,138
Other	200,396
Operating expenses	1,516,957
Sales expenses	652,794
Maintenance	93,845
General expenses	32,228
Administrative expenses	72,415
Research cost	68,973
Depreciation	344,694
Loss on disposal of fixed assets	26,780
Communication network charges	212,191
Taxes and public dues	13,033
Operating income from telecommunication businesses	408,908
Supplementary businesses
Operating revenues	429,894
Operating expenses	418,643
Operating income from supplementary businesses	11,250
Total operating income	420,159
Non-operating revenues and expenses
Non-operating revenues	6,923
Interest income	136
Interest from securities	1
Dividend income	1,763
Gain on sale of investment securities	1,170
Foreign exchange gains	828
Lease and rental income	1,285
Miscellaneous income	1,737
Non-operating expenses	20,611
Interest expense	7,538
Interest expense-bonds	6,149
Loss on write-off of inventories	4,517
Impairment of investment securities	130
Miscellaneous expenses	2,274
Recurring profit	406,471
Special profits and losses
Special losses	947,441
Write-down of investment in affiliated companies	947,441
Loss before income taxes	(540,969)
Income taxes-current	186,600
Income taxes-deferred	(416,849)
Net loss	(310,720)
Retained earnings carried forward	11,152
Interim dividends	(5,018)
Unappropriated retained deficit	(304,585)

Note:	Amounts above are truncated to nearest million yen.

Significant accounting policies

1.    Depreciation of fixed assets

(1)  Property, plant and equipment

Depreciation of property and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on the straight-line method.

(2)  Intangible fixed assets

Intangible fixed assets are amortized using the straight-line method.

Computer software for internal use is amortized on the straight-line method over the estimated useful life.

2.    Valuation of securities

a.  Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

b.  Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost except for debt securities, which are stated at amortized cost.

3.    Valuation of inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

4.    Deferred assets

Bond issuance costs are expensed at the time of payment.

5.    Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in current earnings.

6.    Allowance for doubtful accounts, Liability for employees’ severance payments and reserve for point loyalty programs

(1)  Allowance for doubtful accounts

The Company provides for doubtful accounts principally at an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)  Liability for employees’ severance payments

In order to provide for the employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are expensed as incurred.

Prior service cost is amortized on the straight-line method over the average remaining service periods of the employees at the time of recognition.

(3)  Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “Club DoCoMo” that are reasonably estimated to be redeemed by its customers in the following fiscal years based on historical data are accounted for as reserve for point loyalty programs.

7.    Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-consolidated Balance Sheet

1.    Fixed assets for telecommunications businesses include those used in General Type II Telecommunications Carrier business, Special Type II Telecommunications Carrier business and supplementary businesses, because these amounts were not significant.

2.    Accumulated depreciation of property, plant and equipment was ¥927,804 million.

3.    Investments in subsidiaries included in the amount of investments in affiliated companies were as follows:

Investments in equity shares of subsidiaries	¥1,229,695 million
Investments in capital of subsidiaries	¥781 million

4.    Monetary assets and liabilities due from or to subsidiaries and the controlling shareholder were as follows:

(1)  Subsidiaries:

Long-term monetary assets	¥16,000 million
Short-term monetary assets	¥231,512 million
Short-term monetary liabilities	¥100,345 million

(2)  Controlling shareholder:

Short-term monetary assets	¥1 million
Short-term monetary liabilities	¥1,274 million

5.    Assets or liabilities due from or to subsidiaries and affiliates, the amount of which exceeded one percent of total assets or total liabilities and shareholders’ equity of the Company, were as follows:

Accounts receivable, trade	¥116,386 million
Accounts receivable-other	¥114,442 million
Accounts payable-other	¥57,276 million

6.    The Company’s guarantee (contingent liability) was ¥39 million (2,269 thousand Hong Kong dollars).

7.    As financial institutions in Japan were closed on March 31, 2002, amounts that would normally be settled on that day were collected or paid on or after the following business day, April 1, 2002. The effects of the settlements on or after the following business day instead of the end of reporting period were as follows:

Cash and bank deposits	Approximately	¥(234) billion
Accounts receivable, trade	Approximately	¥127 billion
Accounts payable-other	Approximately	¥20 billion
Deposits received	Approximately	¥(127) billion

The deposits received were related to intercompany funds transfer with eight regional subsidiaries (such as NTT DoCoMo Kansai, Inc.).

8.    Net loss per share was ¥30,960.55.

9.    Net assets as stipulated in Article 290 Clause1-6 of the Commercial Code of Japan was ¥848 million.

Notes to Non-consolidated Statement of Income

1.	Operating revenues and operating expenses from transactions with subsidiaries were ¥220,669 million and ¥158,926 million, respectively.

Non-operating transactions with subsidiaries were ¥63,567 million.

2.
Operating revenues and operating expenses from transactions with the controlling shareholder were ¥1 million and ¥13,752 million, respectively. Non-operating transactions with the controlling shareholder were ¥5,211 million.

3.
Revenues and expenses related to General Type II Telecommunications Carrier business and Special Type II Telecommunications Carrier business were included in supplementary businesses, because these amounts were not significant.

4.	Non-operating revenue of which revenue from subsidiaries and affiliates exceeded 10 percent of the total non-operating revenues was as follows:

Dividend income:	¥1,722 million

5.
“Write-down of investment in affiliated companies” mainly relates to the impairment charges recognized on the investments in the following subsidiaries that have overseas investments in affiliated companies.

DCM Capital USA (UK) Limited [Ultimate investee: AT&T Wireless Services, Inc.]	¥591,726 million

DCM Capital NL (UK) Limited [Ultimate investee: KPN Mobile N.V.]	¥300,883 million

DCM Capital TWN (UK) Limited [Ultimate investee: KG Telecommunications Co., Ltd.]	¥32,467 million

DCM Capital LDN (UK) Limited [Ultimate investee: Hutchison 3G UK Holdings Limited]	¥20,494 million

6.
“Gain on sale of investment securities” (¥537 million for the year ended March 31, 2001), which had been included in “miscellaneous income” in non-operating revenues for the fiscal year ended March 31, 2001, was separately reported for the fiscal year ended March 31, 2002, because the amount became significant

7.	Introduction of “end-to-end rate system” for cellular services among wireless carriers:

For interconnected calls between two cellular operators in the previous years, each operator set its own end-user rate for the part of the cellular service it provided. Effective April 1, 2001, an end-to-end rate system was introduced and the operator serving the caller sets the end-user rate for the entire call, including the part of the call serviced by the other operator’s network.

Consequently, after the introduction of the new rate system, the total charge for the entire call is accounted for as voice transmission service revenue and an access charge is expensed as a communication network charge.

The introduction of the new rate system increased both operating revenues from telecommunication businesses (voice transmission service revenue) and operating expenses from telecommunication businesses (communication network charges) by ¥67,385 million for the fiscal year ended March 31, 2002 in comparison with those under the previous call rate setting system.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

Amount
(yen)
Unappropriated retained deficit	(304,585,701,631)
Reversal of general reserve	340,000,000,000
Sub-total	35,414,298,369

The above shall be appropriated as follows:

Cash dividends	10,036,000,000
(¥1,000 per share)
Year-end dividend of ¥500
Special commemorative dividend of ¥500
Retained earnings carried forward	25,378,298,369

Note: The	Company paid ¥5,018 million (¥500 per share) as interim cash dividends on November 21, 2001.

(English Translation of the Original Auditors’ Report Issued in the Japanese Language)

Report of Independent Certified Public Accountants

May 7th, 2002
Dr. Keiji Tachikawa
President & CEO
NTT DoCoMo, Inc.

ASAHI & CO.

By:	YOSHIKAZU KAMEOKA
Executive Representative and Engagement Partner Certified Public Accountant

By:	TAKAAKI OCHIAI
Representative and Engagement Partner Certified Public Accountant

By:	TAKUJI KANAI
Representative and Engagement Partner Certified Public Accountant

We have audited the non-consolidated balance sheet as of March 31, 2002, and the non-consolidated statement of operations, the business report (limited to accounting matters), the proposal for appropriation of retained earnings, and the supporting schedules (limited to accounting matters) of NTT DoCoMo, Inc. (the “Company”) for the 11th fiscal year ended March 31, 2002, pursuant to the provisions of Article 2 of the Law for Special Exceptions to the Commercial Code of Japan concerning Concerning Audit, etc., of Kabushiki Kaisha. The accounting matters in the business report and the supporting schedules which are subject to audit are derived from the accounting books and records of the Company.

Our audit was made in accordance with generally accepted auditing standards in Japan and all relevant auditing procedures were carried out as are normally required. The auditing procedures include those carried out as to the Company’s subsidiaries where we considered necessary in the circumstances.

As a result of the audit, our opinion is as follows:

(1)  The non-consolidated balance sheet and the non-consolidated statement of income operations present fairly the non-consolidated financial position of the Company and the non-consolidated results of its operations in compliance with the provisions of the applicable laws, regulations and the Articles of Incorporation of the Company.

(2)  The business report (limited to accounting matters) presents fairly the status of the Company in compliance with the provisions of the applicable laws, regulations and the Articles of Incorporation of the Company.

(3)  The proposal for appropriation of retained earnings is in conformity with the provisions of the applicable laws, regulations and the Articles of Incorporation of the Company.

(4)  With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code of Japan.

As is presented in the section III, “Important Facts that Occurred after Fiscal 2001 Settlements”, of the business report, the company Company issued five-year domestic unsecured straight corporate bonds totaling ¥100 billion in accordance with a resolution passed at a board of directors meeting held on March 26, 2002, which authorized financing up to ¥300 billion during the period from April to June 2002 through measures such as the issuance of domestic bonds, foreign currency-denominated bonds and long-term borrowings.

No conflicts of interest as defined by the provisions of the Certified Public Accountants Law exists between the Company and our firm or the engagement partners.

(This English translation is provided solely for the convenience of our overseas shareholders. In case of any discrepancy between the Japanese original and this English translation, the Japanese original shall prevail.)

Report of Corporate Auditors

We, the Board of Corporate Auditors of NTT DoCoMo, Inc.(the “Company”), following a review and discussion of the individual reports of the audit method and the results of the audit regarding the performance by Directors of their duties in the 11th fiscal year ended March 31, 2002 from each Corporate Auditor, prepared this Report of Corporate Auditors and report as follows:

1.    Summary of Corporate Auditor’s Auditing Method

In accordance with the auditing plan determined by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other significant meetings; obtained reports on business operations from the directors and others; reviewed documents which approve material matters; conducted investigations regarding the status of the business operations and properties of the head office and other major offices; received reports and explanations from the independent auditor; and reviewed the financial statements and attachments thereto.

When necessary, each Corporate Auditor requested business reports from subsidiaries and conducted investigations regarding the status of the business operations and properties of subsidiaries.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: director transactions in competition with the Company; any conflict of interest dealings between directors and the Company; any dealings in which the Company provided benefits without compensation; unusual dealings between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company’s shares.

2.    Results of the Audit

We are of the opinion that:

(1)  The auditing methods and results by the independent auditor, Asahi & Co., are reasonable and satisfactory;

(2)  The business report presents fairly the conditions of the company in accordance with the laws and regulations and the Articles of Incorporation;

(3)  There are no matters which we must point out, in light of the financial condition of the company and other factors, regarding the agenda of appropriation of retained earnings;

(4)  The annexed specification states all matters which should be described therein and there are no matters which we must point out; and

(5)  Regarding the performance of duties by directors, including their duties for subsidiaries, there are no misconduct or material matters which are in violation of the Articles of Incorporation.

We did not find any violations of the duties of Directors regarding dealings in competition with the Company, conflict of interest dealings between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between subsidiaries or shareholders or repurchase or disposal of the Company’s shares.

3.    Material Events occurring subsequent to the End of the Fiscal Year

The matters reported by the Board of Directors on May 8, 2002 are as follows:

The Company and the eight regional subsidiaries including NTT DoCoMo Kansai, Inc., entered into a memorandum of understanding which provide that the regional subsidiaries shall become wholly-owned subsidiaries of the Company by way of share exchanges on May 8, 2002, in order to prepare for the possible adoption of consolidated tax reporting upon enactment of the Consolidated Tax System, which is expected in the current fiscal year. In addition, as the mobile communications industry enters a more challenging market environment, the Company believes that its overall group value can be increased by making its regional subsidiaries wholly-owned and unifying its business and financing strategies.

The following is the schedule for the share exchange:

(1)    Date of Share Exchanges: November 1, 2002

(2)    Share Exchange Ratio: See below

Company	Share Exchange Ratio
NTT DoCoMo, Inc.	1
NTT DoCoMo Hokkaido, Inc.	16.51
NTT DoCoMo Tohoku, Inc.	37.02
NTT DoCoMo Tokai, Inc.	27.80
NTT DoCoMo Hokuriku, Inc.	19.44
NTT DoCoMo Kansai, Inc.	33.53
NTT DoCoMo Chugoku, Inc.	26.71
NTT DoCoMo Shikoku, Inc.	19.12
NTT DoCoMo Kyushu, Inc.	47.72

Note:	Share Exchange Ratio
One share of each of the regional subsidiaries will be allotted according to the share exchange ratio above. However, shares of the Company will not be allotted to the shares of the regional subsidiaries held by the Company itself.

Date: May 13, 2002

Board of Corporate Auditors of NTT DoCoMo, Inc.
Ken-ichi Matsumura, Full-time Corporate Auditor	seal
Keisuke Nakasaki, Full-time Corporate Auditor	seal
Hiroyuki Moriyama, Full-time Corporate Auditor	seal
Kiyoto Uehara, Corporate Auditor	seal

Note:
Full-time Corporate Auditor Keisuke Nakahara, and Corporate Auditor Kiyoto Uehara, are outside auditors in accordance with the provisions under paragraph 1 of Article 18 of the “Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Joint Stock Corporation (Kabushiki Kaisha)”.

(APPENDIX 1)

CONSOLIDATED BALANCE SHEET
(March 31, 2002)

	Amount		Amount
			(Millions of yen)
ASSETS		8. LIABILITIES
Fixed assets		Long-term liabilities
Fixed assets for telecommunication businesses		Bonds	627,000
Property, plant and equipment	2,570,680	Long-term borrowings	508,347
Machinery and equipment	1,213,032	Employees’ severance payments	151,340
Antenna facilities	398,029	Reserve for point loyalty programs	77,542
Satellite mobile communications facilities	4,567	Other reserve	222
Terminal equipment	2,468	Other long-term liabilities	3,239
Telecommunications line facilities	8,528	Total long-term liabilities	1,367,692
Pipe and hand holes	4,325
Buildings	312,857
Structures	52,313	Current liabilities
Other machinery and equipment	12,448	Current portion of long-term debt	212,934
Vehicles	457	Accounts payable, trade	253,892
Tools, furniture and fixtures	209,576	Short-term borrowings	43,550
Land	173,687	Accrued income taxes	293,409
Construction in progress	178,387	Accounts payable-other	342,438
Intangible fixed assets	422,832	Other current liabilities	62,757
Right to use utility facilities	13,216	Total current liabilities	1,208,981
Computer software	349,229
Leasehold rights	12,487	TOTAL LIABILITIES	2,576,674
Other intangible fixed assets	47,898
Total fixed assets for telecommunication businesses	2,993,512
Investments and other assets		MINORITY INTEREST
Investment securities	981,915	Minority interest in consolidated subsidiaries	100,838
Long-term loans receivable	40
Deferred income taxes	521,047	SHAREHOLDERS’ EQUITY
Other investments	71,186
Allowance for doubtful accounts	(1,153)	Common stock	949,679
Total investments and other assets	1,573,037
Total fixed assets	4,566,549	Additional paid-in capital	1,292,385
Current assets
Cash and bank deposits	300,114	Consolidated retained earnings	989,633
Notes and accounts receivable, trade	865,691
Securities	202	Net unrealized gains on securities	1,726
Supplies	111,888
Deferred income taxes	38,039	Foreign currency translation adjustments	1,644
Other current assets	50,973
Allowance for doubtful accounts	(20,876)	TOTAL SHAREHOLDERS’ EQUITY	3,235,068
Total current assets	1,346,032	TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	5,912,581
TOTAL ASSETS	5,912,581

Notes:
1. Amounts	above are truncated to nearest million yen.
2.
Consolidated subsidiaries: 34 companies. Major consolidated subsidiaries are eight regional subsidiaries, DoCoMo Sentsu, Inc., DoCoMo Service (nine companies), DoCoMo Engineering. (nine companies), DoCoMo Mobile (four companies), DoCoMo Support, Inc., DoCoMo Systems, Inc., and DoCoMo Technology, Inc. A total of 38 companies are accounted for using the equity method, comprising 26 unconsolidated subsidiaries and 12 affiliates.

(APPENDIX 2)

CONSOLIDATED STATEMENT OF OPERATIONS
(Year ended March 31, 2002)

Amount
(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	4,106,763
Operating expenses	3,149,183
Operating income from telecommunication businesses	957,579
Other businesses
Operating revenues	1,064,782
Operating expenses	1,019,509
Operating income from other businesses	45,272
Total operating income	1,002,852
Non-operating revenues and expenses
Non-operating revenues	9,083
Interest income	154
Dividend income	76
Foreign exchange gains	828
Lease and rental income	1,885
Gain on sale of investment securities	1,355
Amortization of consolidation goodwill	424
Miscellaneous income	4,359
Non-operating expenses	158,562
Interest expense	19,890
Stock issuance costs	—
Loss on write-off of inventories	9,526
Impairment of investment securities	—
Equity in losses of affiliated companies	125,898
Miscellaneous expenses	3,246
Recurring profit	853,373
Special profits and losses
Special losses	812,897
Write-down of investment in affiliated companies	812,897
Income before income taxes	40,476
Income taxes-current	453,914
Income taxes-deferred	(443,370)
Minority interest	29,069
Net income	862

Notes:	1. Amounts above are truncated to nearest million yen.
2.
Consolidated subsidiaries: 34 companies. Major consolidated subsidiaries are eight regional subsidiaries, DoCoMo Sentsu, Inc., DoCoMo Service (nine companies), DoCoMo Engineering. (nine companies), DoCoMo Mobile (four companies), DoCoMo Support, Inc., DoCoMo Systems, Inc., and DoCoMo Technology, Inc. A total of 38 companies are accounted for using the equity method, comprising 26 unconsolidated subsidiaries and 12 affiliates.

(APPENDIX 3)

CONSOLIDATED STATEMENT OF CASH FLOWS
(Year ended March 31, 2002)

		Amount
		(Millions of yen)
I.	Cash flows from operating activities:
	1. Income before income taxes	40,476
	2. Depreciation and amortization	628,719
	3. Loss on sale or disposal of property, plant and equipment	34,867
	4. Interest and dividend income	(230)
	5. Interest expense, discounts on commercial paper	19,958
	6. Equity in losses of affiliated companies	125,898
	7. Write-down of investment in affiliated companies	812,897
	8. Decrease in notes and accounts receivable, trade, net of allowance for doubtful accounts	42,559
	9. Decrease in inventories	11,504
	10. Increase in liability for employees’ severance payments	26,744
	11. Decrease in accounts payable, trade	(99,689)
	12. Increase in accrued consumption tax	9,516
	13. Other—net	60,314

	Subtotal	1,713,538
	14. Interest and dividends received	236
	15. Interest paid	(19,838)
	16. Income taxes paid	(364,321)

	Net cash provided by operating activities	1,329,615
II.	Cash flows from investing activities:
	1. Purchase of property, plant and equipment	(860,283)
	2. Purchase of intangible fixed assets and other investments	(199,361)
	3. Purchase of investment securities	(65,818)
	4. Advances on loans, deposits and other investments	(941)
	5. Proceeds from collections of loans, deposits and other investments	3,606
	6. Other—net	761

	Net cash used in investing activities	(1,122,037)
III.	Cash flows from financing activities:
	1. Net change in short-term borrowings	(499,298)
	2. Net decrease in commercial paper	(23,000)
	3. Proceeds from long-term borrowings	267,000
	4. Repayment of long-term borrowings	(140,685)
	5. Proceeds from issuance of bonds	418,237
	6. Redemption of bonds	(37,000)
	7. Cash dividends paid	(10,207)

	Net cash used in financing activities	(24,953)
IV.	Effect of exchange rate changes on cash and cash equivalents	0

V.	Net increase in cash and cash equivalents	182,624
VI.	Cash and cash equivalents at beginning of the year	118,424

VII.	Cash and cash equivalents at end of the year	301,048

Notes:	1. Amounts above are truncated to nearest million yen.
2.
Consolidated subsidiaries: 34 companies. Major consolidated subsidiaries are eight regional subsidiaries, DoCoMo Sentsu, Inc., DoCoMo Service (nine companies), DoCoMo Engineering. (nine companies), DoCoMo Mobile (four companies), DoCoMo Support, Inc., DoCoMo Systems, Inc., and DoCoMo Technology, Inc. A total of 38 companies are accounted for using the equity method, comprising 26 unconsolidated subsidiaries and 12 affiliates.

(APPENDIX 4)

SELECTED FINANCIAL DATA & RATIOS (CONSOLIDATED)

Item	8th Fiscal Term (FY 1998)		9th Fiscal Term (FY 1999)		10th Fiscal Term (FY 2000)		11th Fiscal Term (FY 2001)
Earnings per Share (*1)	23,644	yen	26,330	yen	37,983	yen	85	yen

Shareholders’ Equity per Share (*1)	177,371	yen	202,122	yen	330,295	yen	322,346	yen

Return on Assets (ROA) (*2)	12.5%		14.5%		14.4%		14.4%

Recurring Profit Margin	11.2%		13.5%		14.7%		16.5%

Return on Equity (ROE) (*2)	21.3%		13.9%		13.9%		0.0%

EBITDA (100 millions of yen)	9,995		11,580		14,287		16,820

EBITDA Margin	32.1%		31.1%		30.5%		32.5%

*1	Per Share amounts have been adjusted to reflect five-for-one stock splits that took effect in August 1998 and September 1999.
*2	Because the numbers for the eighth fiscal term include those prior to the listing on the Tokyo Stock Exchange, a simple comparison with other fiscal terms may not be appropriate.

Shareholder Information

•	Book closure: Every March 31

•	Record date for year-end dividends: Every March 31

•	Record date for interim dividends: Every September 30